*AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15047672

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8- 68239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Suite 275
(No. and Street)

Anaheim (City) CA (State) 92806-6047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome V. Duhovic 714-712-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600 (Address) Anaheim (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, Jerome V. Duhovic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Point Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE J. WRIGHT
Commission # 2049600
Notary Public - California
Orange County
My Comm. Expires Nov 21, 2017

Signature

Chairman, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC POINT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act as a public document.

PACIFIC POINT SECURITIES, LLC

TABLE OF CONTENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pacific Point Securities, LLC

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the "Company") as of December 31, 2014, and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Point Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 25, 2015

4100 Newport Place Drive, Third Floor • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com
Los Angeles | Newport Beach | San Diego | Encino | Cayman Islands

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

ASSETS		
Cash	$	7,330
Deposits		1,770
Prepaid expenses		3,725
TOTAL ASSETS	$	12,825

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES - Note 5		
MEMBERS' EQUITY		12,825
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,825

The accompanying notes are an integral part of these financial statements.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2014

NOTE 1 - DESCRIPTION OF BUSINESS

Pacific Point Securities, LLC (the "Company") is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. Per the Company's Operating Agreement (the "Agreement"), the Company shall stay in existence until perpetuity, unless the Company dissolves before such date in accordance with the provisions of the Agreement. The Company's home office is located in Anaheim, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation - Management believes that the Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents - The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2014.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Income taxes - A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a tax expense. The Company's tax returns remain open for federal examination for three years from the date of filing and four years for the State of California. The Company is not currently under examination by any taxing authority, nor has it been notified of a pending examination. The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, the Company has no uncertain tax positions at December 31, 2014 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended December 31, 2014.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REGULATORY

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2014, the Company had net capital of $7,330 which was $2,330 in excess of its required net capital of $5,000.

NOTE 4 - RELATED PARTIES

Commonality of ownership - Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were autonomous.

Administrative services agreement - The Company entered into an administrative services agreement with a related party to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid. For the year ended December 31, 2014, $6,000 has been recorded in connection with this agreement. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company does not have any active commitments and contingencies as of December 31, 2014.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2015, the date which the financial statements were available to be issued. Other than what is disclosed below, no events have occurred which would have a material effect on the financial statements of the Company as of that date.

Subsequent to year-end, the members contributed $20,000 into the Company to fund operations for 2015 and to maintain its required net capital.